EXHIBIT 4(vi)

Description of Imperial Oil Limited capital stock

The following description of the terms of Imperial Oil Limited’s capital stock is a summary only and is qualified by reference to the relevant provisions of the Canada Business Corporations Act and the company’s restated certificate of incorporation and by-laws.

Authorized capital stock

Under Imperial Oil Limited’s restated certificate of incorporation, the authorized share capital of the company consists of 1.1 billion (1,100,000,000) common shares, without nominal or par value.

Description of common shares

Voting rights. Each holder of Imperial common shares is entitled to one vote for each share held on all matters submitted to a vote of shareholders.

Dividend rights. Holders of Imperial common shares are entitled to receive any dividends declared by the company’s board of directors out of funds legally available for that purpose.

Rights upon liquidation. Holders of Imperial common shares are entitled to share equally, share for share, in distributions of all remaining assets of the company upon any liquidation, dissolution or winding up of the company.

Preemptive rights. Holders of Imperial common shares have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Information for security holders outside Canada

There are no limitations on the right of nonresident or foreign owners to hold or vote common shares.

Cash dividends paid to shareholders resident in the United States are, under the U.S.-Canada income tax convention, subject to a Canadian non-resident withholding tax of 15 percent. The withholding tax is reduced to 5 percent on dividends paid to a corporation resident in the U.S. that owns at least 10 percent of the voting shares of the company. The rate of withholding applicable to other jurisdictions may vary.

The company is a qualified foreign corporation for purposes of the reduced U.S. capital gains tax rates, which are applicable to dividends paid by U.S. domestic corporations and qualified foreign corporations.

There is no Canadian tax on gains from selling shares or debt instruments owned by non-residents not carrying on business in Canada, as long as the shareholder does not, in any given 60 month period, own 25 percent or more of the shares of the company.

The tax information in this exhibit is not intended to provide legal or tax advice, and shareholders are encouraged to consult a professional advisor with respect to all tax related issues.